02019971

AR 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 1 2002 WASH, D.C. 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-035298~~

8-46642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HARDMAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2875 South Ocean Boulevard, Suite 217
(No. and Street)

Palm Beach (City) Florida (State) 33480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Hardman 561-547-9900 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Shulman, Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

21 Bristol Lane (Address) Boynton Beach (City) FL (State) 33436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. Hardman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hardman Financial Services, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TINA M. HARDMAN
My Comm Exp. 2/1/04
No. CC 907047
STATE OF FLORIDA NOTARY PUBLIC
[X] Personally Known [ ] Other I.D.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not Applicable.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NONE
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDMAN FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001

HARDMAN FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2001

William Shulman
Certified Public Accountant

21 Bristol Lane
Boynton Beach, FL 33436

Telephone: (561) 737-3402

Facsimile: (561) 737-6922

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Hardman Financial Services, Inc.
Palm Beach, Florida

We have audited the accompanying statement of financial condition of Hardman Financial Services, Inc. (an S Corporation) as of December 31, 2001 and the related statements of income/(loss), changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hardman Financial Services, Inc. as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boynton Beach, Florida
February 26, 2002

HARDMAN FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

	Allowable	Non-Allowable	Total
Cash	$42,837	—	$42,837
Cash on deposit with clearing broker-dealer (Note 1)	25,000	—	25,000
Commissions receivable	40,602	—	40,602
Other receivables		5,606	5,606
Prepaid insurance		550	550
Total Assets	$108,439	$6,156	$114,595

Liabilities and Stockholders' Equity

Liabilities

Commissions payable	$9,132	—	$9,132
Accounts payable and accrued expenses	3,362	—	3,362
	$12,494		$12,494

Stockholders' Equity

Common stock - par value $1.00 per share, 10,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	107,000
Retained earnings - (deficiency)	(4,999)
Total Stockholders' Equity	$102,101
Total Liabilities and Stockholders' Equity	$114,595

The accompanying notes are an integral part of these financial statements.

HARDMAN FINANCIAL SERVICES, INC.
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$364,730
Interest income	7,238
Other income	2,722
Total Revenues	$374,690
Expenses	
Commissions and other compensation	$175,673
Management fees	202,055
Clearing fees and costs	22,227
Payroll and other taxes	10,897
Professional fees	5,655
Administration and other expenses	5,674
Total Expenses	$422,181
Net Loss	($47,491)

The accompanying notes are an integral part of these financial statements.

HARDMAN FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - Beginning of Year	$100	$67,000	$42,492	$109,592
Net (Loss)			(47,491)	(47,491)
Additions to Paid - In Capital		40,000		40,000
Balance - End of Year	$100	$107,000	($4,999)	$102,101

The accompanying notes are an integral part of these financial statements.

HARDMAN FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND EQUIVALENTS

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES	
Net Loss	($47,491)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
(Decrease) in commissions receivables	50,215
(Increase) in other receivables	(4,189)
(Increase) in prepaid expenses	(66)
(Decrease) in commissions payable	(30,033)
(Decrease) in accounts payable and accrued expenses	(2,790)
FUNDS PROVIDED BY FINANCING ACTIVITIES:	
(Increase) in additional paid in capital	40,000
Net Cash Provided by Operating Activities and Net Increase in Cash and Equivalents	5,646
Cash and Equivalents, Beginning of Year	62,191
Cash and Equivalents, End of Year	$67,837

The accompanying notes are an integral part of these financial statements.

HARDMAN FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THEYEAR ENDED DECEMBER 31, 2001

Note 1 - Nature of Business and Significant Accounting Policies

Hardman Financial Services, Inc. is a registered general securities broker-dealer who acts as a non-clearing introducing broker. The Company does not hold funds or securities for customers and does not carry accounts of, or for, customers.

Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits a commission to the introducing broker. Income from securities transactions and related expenses are recorded on the settlement date, generally the third business day following the transaction date; however, all transactions are reviewed and adjusted to a trade date basis for significant transactions.

The Company has entered into a clearing agreement with Dain Correspondent Services, Inc., hereafter referred to as "DCS", whereby DCS clears transactions on a fully disclosed basis for the customers of Hardman Financial Services, Inc. In accordance with this agreement, the Company is required to maintain a minimum deposit of $25,000 with DCS in an interest bearing account. The Company considers their clearing deposit balance with DCS to be a cash equivalent in the "Statement of Cash Flows."

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes that any differences would be immaterial to the financial statements as a whole.

Note 2 - Net Capital Requirements

Pursuant to the uniform net capital requirements of the SEC under Rule 15c3-1. the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2001 the Company had net capital of $95,945 or an excess of $45,945 over the minimum required net capital of $50,000. In addition, the aggregate indebtedness as defined cannot exceed 800% of net capital. At December 31, 2001 the Company's ratio of aggregate indebtedness to net capital was approximately $13.02 to 1.

HARDMAN FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 3 - Income Taxes

The Company, with the consent of its initial shareholder and subsequent shareholders, has elected under the Internal Revenue Service to be an S Corporation effective October 6, 1993 (date of inception). In lieu of corporation income taxes, the shareholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income or loss. Therefore, no provisions for federal income tax have been included in these financial statements.

Note 4 - Related Party Transactions and Management Agreement

Two officers and shareholders of Hardman Financial Services, Inc. are also the owners of a company providing management services to Hardman Financial Services, Inc. These services are based on a contractual agreement dated July 15, 1994, which provides for an annual minimum fee amounting to $120,000 payable monthly. The management fees billed to the Company may be adjusted based on the services rendered. The management company services include payment for furniture, fixtures and equipment, repairs and maintenance, rental and other occupancy costs, certain insurance, personnel and related employee costs, excluding commission payments to registered brokers, and other costs. For the year ended December 31, 2001 the Company paid management fees amounting to $202,055.

HARDMAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Statement of Financial Position	$102,101
Deduct non-allowable assets	(6,156)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	95,945
Haircuts on equity in security positions	0
NET CAPITAL	$95,945
MINIMUM NET CAPITAL REQUIREMENT – MINIMUM DOLLAR NET CAPITAL REQUIRED	$50,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Commissions payable	$9,132
Accounts payable accrued expenses	3,362
TOTAL AGGREGATE INDEBTEDNESS	$12,494
Ration of Aggregate Indebtedness To Net Capital	13.02 to 1

The accompanying notes are an integral part of these financial statements.

HARDMAN FINANCIAL SERVICES, INC.
STATEMENT PURSUANT TO RULE 17a-5(d) (2) - SUBORDINATED DEBT
DECEMBER 31, 2001

The Company had no liability subordinated to claims of general creditors at December 31, 2001. In addition, there were none in existence during the year ended December 31, 2001.

HARDMAN FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2001

At December 31, 2001 the Company was exempt from reporting information for reserve requirements under Rule 15c3-3 as no customer funds or securities are held by the Company.

HARDMAN FINANCIAL SERVICES, INC.
STATEMENT PURSUANT TO INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2001

At December 31, 2001, the Company was in compliance with the conditions of exemption from reporting information relating to possession or control requirements under Rule 15c3-3 paragraph (k) (2) (ii) of that rule as no securities of or for customers are held by the Company.

HARDMAN FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE STATEMENT
PURSUANT TO SEC RULE 17A-5(d) (4)
DECEMBER 31, 2001

A reconciliation between the computation of net capital under Rule 15c-3-1 included in these audited financial statements and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II Focus Report filing at December 31, 2001 is as follows:

Net capital as reported in the Company's Form X-17A-5, Part II (Unaudited) FOCUS Report	$84,226
Audit Adjustments:	
Net increase in commissions receivable	12,972
Net increase in other accounts payable and accrued expenses	(1,252)
Net Audit Adjustments	11,720
Net Capital In The Audited Financial Statements	$95,946

William Shulman
Certified Public Accountant

21 Bristol Lane
Boynton Beach, FL 33436
Telephone: (561) 737-3402 Facsimile: (561) 737-6922

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Hardman Financial Services, Inc.
Palm Beach, Florida

In planning and performing our audit of the financial statements of Hardman Financial Services, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Hardman Financial Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material

weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2001 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and applicable self-regulatory organizations and should not be used for any other purpose.

[illegible] CPA

BOYNTON BEACH, FL

FEBRUARY 21, 2002